Holland & Knight

195 Broadway | New York, NY 10007 | T 212.513.3200 | F 212.385.9010
Holland & Knight LLP | www.hklaw.com

Lance Myers
212 513 3217
lance.myers@hklaw.com

[redacted]

July 31, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Supplemental Submission on behalf of UTair Aviation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-4789

Ladies and Gentlemen:

On behalf of UTair Aviation, a Russian open joint stock company (the "Company"), we hereby furnish this letter and press releases for the period October 6, 2008 through June 29, 2009, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

The Bank of New York acts as Depositary bank for the Company under the Form F-6 Registration Statement, file number 333-8792, which was declared effective by the SEC on May 26, 1998.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with Moscow Interbank Currency Exchange or the RTS Stock Exchange or mailed to its shareholders.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,

Lance Myers

8721459_v1

	Date	Description
1.	10/06/08	**UTair Executives Listed Among Most Professional Russian Managers.** UTair ranks among Top 1,000 Russian Managers by the Russian Managers Association.
2.	11/12/08	**UTair's Passenger Traffic Up in January-October 2008.** UTair has an increase in passengers of 13.6 percent from the same period in 2007.
3.	12/02/08	**UTair Has Been Included in the Register of IOSA Operators**. IATA (International Air Transport Association) notifies UTair it is included in the register of IOSA (IATA Operational Safety Audit) operators.
4.	12/09/08	**Presentation of UTair Avaiation was Conducted in the USA.** UTair presents results for 2007 activities in the Russian Federation Mission under the United Nations Organization.
5.	12/10/08	**UTair Joined the Leading International Association of Air Transporters.** UTair receives official notification on its inclusion in IATA (International Air Transport Association).
6.	12/16/08	**UTair Transported the Three Millionth Passenger in November.** UTair carried more than three million passengers from January through November 2008 and has shown an increase in passengers of 11.7 percent from the same period in 2007.
7.	12/29/08	**UTair Has Confirmed the Business Plan for 2009.** On December 26, 2008, UTair holds a Board meeting to discuss its Business Plan for 2009.
8.	01/14/09	**UTair Aviation had a 10.3% Increase in the number of Carried Passengers in 2008.** UTair carries 10.3 percent more passengers in 2008 than in 2007.
9.	01/21/09	**RA Expert Confirmed the Rating of UTair Corporate Management on Level 6.** The consortium RA Expert confirms UTair Aviation's rating of Level 6, placing UTair among the leaders in the quality of corporate management in Russia.
10.	01/23/09	**UTair is Among 100 Leading Russian Companies.** Rating agency AK&M includes UTair in its annual rating of "Leading Russian Companies."

	Date	Description
11.	02/06/09	**UTair Received IOSA and IATA Certificates.** UTair is included in the register of IOSA (International Operation Safety Audit) operators and its membership is confirmed in IATA (International Air Transport Association).
12.	03/02/09	**UTair Carried More Than 350 Thousand Passengers within Two Months.** UTair Aviation carries 356,430 passengers in the first two months of 2009.
13.	04/01/09	**UTair Carried More Than Half-Million Passengers in Q1 2009.** UTair Aviation carries 576,909 passengers in the first quarter of 2009.
14.	04/23/09	**UTair Aviation Expands its Helicopter Services in Support of UN Peacekeeping Missions.** UTair signs a contract with the United Nations in support of a UN mission in the Republic of Chad.
15.	05/18/09	**UTair Carried More Than 800 Thousand Passengers for the First Four Months of 2009.** UTair carries 817,564 passengers from January through April, 2009.
16.	06/10/09	**EX-IM Bank Became a Guarantor for a Loan For UTair Aviation.** Export Import bank of the United States becomes a guarantor for a loan granted to UTair Aviation.
17.	06/18/09	**UTair Shows Growth of its Headline Operating Figures.** UTair's May 2009 headline operating figures exceed the operating figures from the same period in 2008.
18.	06/29/09	**UTair Shareholders Adopt the Company's Annual Report.** At the annual meeting on June 29, 2009, Shareholders approved UTair's annual report.

1. **UTair Executives Listed Among Most Professional Russian Managers.**

UTair executives listed among most professional Russian managers

06.10.2008

The executives of UTair (UTair Aviation, JSC) have once again been listed among the TOP 1,000 Russian Managers, a rating prepared by the Russian Managers Association and Kommersant Publishing House. Two of the company's top executives were ranked among the country's best managers by a council of experts.

UTair Aviation General Director Andrei Martirosov was listed among the top-ten managers in the *Transportation* group. UTair Aviation Technical Director Meiramkhan Bekmukhanbetov was cited in the category of the most professional managers in his business sphere.

The Russian Managers Association's TOP 1,000 Russian Managers rating is an instrument for an unbiased accession of the professional reputation of Russia's leading top managers. The rating names the most professional managers of Russia for the previous business year, as well as the leaders in their business sectors. Therefore, the executives of UTair have once again been named among the country's best specialists.

2. **UTair's Passenger Traffic Up in January-October 2008.**

UTair's passenger traffic up in January-October 2008

12.11.2008

UTair (UTair Aviation, JSC) carried 2,809,057 passengers from January to October 2008, an increase of 13.6 percent from the same period in 2007.

In addition, the company also substantially improved other performance indicators in the reporting period. In particular, passenger traffic rose 13.1 percent.

From January to October 2008, cargo and mail volumes carried by the airline's transport aircraft went up by 15.3 percent and 27.1 percent, respectively.

UTair's airplanes logged 123,853 flight hours, up 16.7 percent from the previous year.

Helicopter flying time amounted to 65,118 hours, or 11.2 percent more than in the same period in 2007.

The main operating figures for the airline's performance in January-July 2008 are set forth in the chart below:

	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	3, 953, 281.4	4, 470, 972.1	113.1
	Number of passengers carried	people	2,471,732	2,809,057	113.6
	Flying time	hours	106, 124	123, 853	116.7
	Cargo carried	tonnes	8, 258.5	9, 518.7	115.3
	Mail carried	tonnes	1, 278.4	1, 625.2	127.1
	Helicopter Operations				
	Flying time	hours	58, 543	65, 118	111.2

3. **UTair Has Been Included in the Register of IOSA Operators.**

UTair has been included into the register of IOSA operators.

02.12.2008

JSC UTair Aviation received an official notification of IATA (International Air Transport Association) on including the air company into the register of IOSA (IATA Operational Safety Audit) operators. Having successfully passed the procedure of international audit, UTair is among the first 4 Russian operators to confirm the status of a transporter, meeting the high requirements of safety standards.

The registration of IOSA is obligatory for entering IATA. In the nearest future UTair is waiting for the confirmation of its membership in IATA, which will allow it to develop the cooperation with international transporters and deeper integrate into the international aviation community.

4. **Presentation of UTair Avaiation was Conducted in the USA.**

Presentation of UTair Aviation was conducted in the USA.

09.12.2008

The presentation of UTair Aviation, which has become traditional in the USA, was conducted in New York in the building of Russian Federation Mission under U.N.O (United Nations Organization). The managing director of the company Andrei Martirosov presented the results of UTair Aviation activities during the year of 2007 to the international diplomatic and business community.

Vitally Churkin, Extraordinary and Plenipotentiary Ambassador of Russian Federation, Constant Representative of Russia in U.N.O., made a greeting speech. "Today, we are proud of the fact that Russian air company is the biggest supplier of air services for peacemaking missions of U.N.O. Transportation support of Utair Aviation is an important constituent of the infrastructure and air logistics of U.N.O.", he mentioned.

More than 50 helicopters of the air company are involved in the peacemaking missions of U.N.O. in Tchad, Sierra Leone, Cote d'Ivoire, Liberia, Soudan, Kongo, Afghanistan and Nepal. The company annually sends over 1500 specialist for their maintenance. The volume of UTair Aviation international contracts in 2008 exceeded 200 million US dollars.

5. UTair Joined the Leading International Association of Air Transporters.

UTair joined the leading international assosiation of air transporters

10.12.2008

JSC "UTair Aviation" received an official notification on its inclusion into the International Air Transport Association (IATA).

In his message to the managing director of "UTair Aviation" Andrei Martirosov, the head of IATA Giovanni Baziniani announced: «I personally welcome "UTair Aviation" among the Acting members of IATA with great pleasure. The Mission of IATA is to represent interests, direct and serve the aviation branch, be the collective voice of more than 230 air companies from more than 120 countries worldwide. I sincerely hope that your air company and the employees will profit by all the merits of IATA membership».

The entry of "UTair Aviation" into IATA became possible after its successful passage of IOSA (IATA Operational Safety Audit). IOSA registration is an obligatory demand for joining IATA.

International Air Transport Association (IATA) is an international non-government organization. It's been operating since 1919. Its headquarters are in Montréal (Canada). It is a coordinator and representative of air transport interests in such fields as flight operating safety provision, flights performance, tariff policy, maintenance, aviation security, elaboration of international standards together with ICAO.

6. **UTair Transported the Three Millionth Passenger in November.**

UTair transported the three millionth passenger in November

16.12.2008

UTair (UTair Aviation, JSC) carried 3,014,648 passengers from January to November 2008, an increase of 11.7 percent from the same period in 2007.

In addition, the company also substantially improved other performance indicators in the reporting period. In particular, passenger traffic rose 11.6 percent.

From January to October 2008, mail volumes carried by the airline's transport aircraft went up by 10 percent.

UTair's airplanes logged 133,475 flight hours, up 13.7 percent from the previous year.

Helicopter flying time amounted to 71,597 hours, or 9.6 percent more than in the same period in 2007.

The main operating figures for the airline's performance in January-November 2008 are set forth in the chart below:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	4, 265, 834,4	4, 762, 562.1	111.6
	Number of passengers carried	people	2,699,901	3,014,648	111.7
	Flying time	hours	117, 383	133 475	113.7
	Mail carried	tonnes	1, 596.5	1, 756.9	110.0
	Helicopter Operations				
	Flying time	hours	65, 355	71, 597	109.6

7. **UTair Has Confirmed the Business Plan for 2009.**

UTair has confirmed the business plan for 2009

29.12.2008

On December, 26, 2008 a Board meeting of JSC UTair Aviation, during which the offers of the budgetary commission on the business plan project for 2009 have been discussed, took place.

The Board of Airline confirmed the production program, for the performance of which, the use of 107 planes and 155 helicopters of various types and classes is planned. The planes and helicopters of UTair Aviation will spend 257, 8 thousand hours in the air in 2009.

The passenger flights will cover the transportation of 3, 7 million passengers. Helicopter operations will be carried out in Russia and ten oversee countries. Meanwhile, the export of helicopter services will be increased up to 23, 2 %.

In 2009 UTair Aviation is planning to increase proceeds from the basic kinds of activity up to 40 billion roubles, which is 21 % higher than the level of 2008.

Preliminary results of 2008 and plans for 2009 testify that the Airline continues to develop dynamically, overcoming all the difficulties arising before the Russian airlines. High results of the company's work are the achievements of its shareholders, managers and, most importantly, of a many thousand highly competent staff.

8. **UTair Aviation had a 10.3% Increase in the number of Carried Passengers in 2008 than in 2007.**

UTair Aviation had a 10, 3 % increase in the number of carried passengers in 2008

14.01.2009

UTair carried 3 225081 passengers within 12 months of 2008, an increase of 10,3 % from the same period in 2007.

Moreover, the company substantially improved other performance indicators in the reporting period. In particular, the passenger traffic of the company rose 12,3 %.

From January to December 2008 mail volumes carried by the airline's transport aircraft went up by 7,1 %. UTair's airplanes logged 143 100 flight hours, up to 11 percent from the previous year.

Helicopter flying time amounted to 79 280 hours, or an increase of 10, 9 percent from the same period in 2007.

According to the business plan of UTair Aviation, the plains and helicopters will log 257,8 thousand flight hours. The passenger flights will carry 3,7 million passengers. Helicopter operations will be performed in Russia and 10 foreign countries.

The main operating figures for the airline's performance within 12 months of 2008 are set forth in the chart below:

№	Operating Indicators	Unit of measurement	12 months of 2007	12 months of 2008	Growth, %
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	4, 509, 628.9	5, 063, 116.4	112.3
	Number of passengers carried	people	2, 924,993	3, 225,081	110.3
	Flying time	hours	128, 884	143, 100	111.0
	Mail carried	tonnes	1, 763.9	1, 889.7	107.1
	Helicopter Operations				
	Flying time	hours	71, 506	79, 280	110.9

9. **RA Expert Confirmed the Rating of UTair Corporate Management on Level 6.**

RA Expert confirmed the rating of UTair corporative management on level «6»

21.01.2009

The consortium RA Expert confirmed the rating of JSC UTair Aviation corporative management on level "6" ("Developed practice of corporative management" according to the numeric scale of the corporative management's national rating).

As the press-release of Agency reports, rating "6" means that UTair possesses low risks of corporative management. The Air Company observes the requirements of Russian legislation in the field of corporative management, follows most of the recommendations of the international advanced practice in corporative management.

According to the results of monitoring, the company is among the leaders in the quality of corporative management in Russia. An important component of corporative management of JSC UTair Aviation is the preparation of accountability on international standards (IFRS). According to RA Expert, the corporative management system of full value strengthens the positions of JSC UTair Aviation in the market of borrowed funds.

UTair Aviation executes its obligations in full volume and promptly. In particular, according to the conditions of public offer on December, 2008 LLC UTair Finance (affiliated structure of JSC UTair Aviation's bail) carried out the redemption of obligations at the cost over 1, 6 milliard roubles.

10. UTair is Among 100 Leading Russian Companies.

AK&M

UTair is among 100 leading Russian companies

23.01.2009

UTair was included into the annual rating "Leading Russian companies" in the final analysis of 2007, prepared by the rating agency AK&M.

The purpose of rating is determination of comparative positions of the largest Russian leading companies. An attempt was made for the first time to unite the markers of the company's scale (balance currency, proceeds and the number of personnel) with the markers of efficiency and its activity (profitability, labour efficiency, proceeds dynamics).

UTair takes the 79th place in the rating-2007. Apart from UTair Aviation three more companies: Aeroflot (31st place), Sibir (77th place) and Transaero (92nd place) are in the list of 100 leading companies.

UTair has been included into the rating "Leading Russian companies" since 2003.

According to the business-plan of UTair, the plains and helicopters of the air company will log 257, 8 flight hours. The passenger flights will carry about 4 million passengers. Helicopter operations will be performed in Russia and in 10 foreign countries. Over 100 planes and 150 helicopters of different types and classes will be used for the performance of production programme.

11. **UTair Received IOSA and IATA Certificates.**

UTair received IOSA and IATA certificates

06.02.2009

An official ceremony of delivery to UTair Aviation the certificates, confirming its inclusion into the register of IOSA (International Operational Safety Audit) operators and the membership in the International Air Transport Association (IATA) took place in Moscow.

Delivering the international certificates, the regional representative of IATA in Russia and CIS Dmitri Shamraev underlined the fact that these documents are a peculiar quality mark for the air company.

"Participation in IATA is the confirmation of transporter's seriousness, its stability, honest attitude to work, clients. IOSA certificate is the verification of serious intentions to provide the necessary level of flights safety. A great work of all the specialists of the air company is behind this process. I consider this a new and prominent page in the life of UTair Aviation, - Dmitri Shamraev said.

UTair Aviation has a large park of passenger air planes, counting 155 planes (Tu-154, Boeing 737, Tu-134, ATR 72, ATR 42, Gulfstream, An-26, An-24, Yak-40, An-2) at its disposal. According to the number of passengers in the inner air lines, UTair Aviation is included into the list of 3 leading Russian air companies. According to the business plan of the air company, passenger flights will transport 3,7 million passengers in 2009.

12. **UTair Carried More Than 350 Thousand Passengers within Two Months.**



UTair carried more than 350 thousand passengers within 2 months

20.03.2009

JSC UTair Aviation carried 356 430 passengers in January-February of the current year.
In January-February, 2009 the transporting aviation carried 1088 tons of cargo and 184,6 tons of mail.
The productive asset on the planes of the air company made 16561flight hours.
The helicopters of UTair logged 7640 flight hours.
In January-February of the current year the helicopters of UTair transported 2 761 tons of cargo.

According to the business plan of UTair, the plains and helicopters will log 257,8 thousand flight hours in 2009. The passenger flights will carry 3,7 million passengers. Helicopter operations will be performed in Russia and 10 foreign countries. Meanwhile, the export of helicopter services will be increased by 23, 2 %.

155 plains and 201 helicopters of different types and classes are to be used for the performance of the productive programme.

The main operating figures for the airline's performance in January-February 2009 are set forth in the chart below:

№	Operating Indicators	Unit of measurement	2 months of 2008	2 months of 2009	Growth, %
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	630 985.0	543 031.2	86.1
	Number of passengers carried	people	430 125	356 430	82.9
	Flying time	hours	21 891	16 561	75.7
	Cargo carried	tonnes	1 517.0	1 088.7	71.8
	Mail carried	tonnes	307.1	184.6	60.1
	Helicopter Operations				
	Flying time	hours	7 479	7 640	102.2
	Cargo carried	tonnes	2 283.0	2 761.5	121.0

13. **UTair Carried More Than Half-Million Passengers in Q1 2009.**



UTair carried more than half-million passengers in q1 2009

14.04.2009

JSC UTair Aviation carried 576 909 passengers in January-March of the current year.
In January-March, 2009 the transporting aviation carried 1815 tons of cargo and 284,6 tons of mail.
The productive asset on the planes of the air company made 26232flight hours.
UTair's helicopter flying time amounted to 11,687 flight hours, up 10.2 percent from the previous year.s.
In January-March of the current year the helicopters of UTair transported 4 031,9 tons of cargo.
According to the business plan of UTair, the plains and helicopters will log 257,8 thousand flight hours in 2009. The passenger flights will carry 3,7 million passengers. Meanwhile, the export of helicopter services will be increased by 23, 2 %.
More than 100 plains and 150 helicopters of different types and classes are to be used for the performance of the productive programme.

The main operating figures for the airline's performance in January-March 2009 are set forth in the chart below:

№	Operating Indicators	Unit of measurement	3 months of 2008	3 months of 2009	Growth, %
	Transport Aircraft				
	Passenger traffic	'000 passenger-kilometers	986 610.7	886 638.4	89.9
	Number of passengers carried	people	675 576	576 909	85.4
	Flying time	hours	33 348	26 232	78.7
	Mail carried	tonnes	653.4	284.6	43.6
	Helicopter Operations				
	Flying time	hours	10 608	11 687	110.2
	Cargo carried	tonnes	3 279.7	4 031.9	122.9

14. **UTair Aviation Expands its Helicopter Services in Support of UN Peacekeeping Missions.**

UTair Aviation expands its helicopter services in support of UN peacekeeping missions

23.04.2009



In first quarter of 2009 UTair has signed a new contract with the United Nations. Three Mi-171 and 1 Mi-8MTV helicopters have already started transport support of the UN mission in Republic of Chad.

In 2009 UTair continued to perform transport support of UN missions in Sudan, Congo, Cote-d'Ivoire, Liberia and Sierra-Leone, as well as in Nepal and Afghanistan within the terms of previously signed agreements with the UN. More than 50 helicopters are engaged in commencing of such task. This fleet of rotary-wing aircraft is being serviced by almost 500 highly-qualified employees of UTair Aviation.

The company operations under the signed agreements include medical and emergency evacuation, search-and-rescue as well as passengers transportation and VIP tasks. The helicopters are fitted with medical emergency equipment and paramedics are included in flight crews when necessary.

UTair provides transport support to the United Nations peacekeeping missions since 1991 and at present time is the largest supplier of helicopter services to the UN. The company poses unique experience of establishing aviation teams, which are able to perform their duties thousands of kilometers away from the main base. Aircraft fleet capabilities together with professional skills of company's employees allow to provide highly qualified and safe aviation services of the highest complexity in any weather and geographical conditions.

15. **UTair Carried More Than 800 Thousand Passengers for the First Four Months of 2009.**



UTair carried more than 800 thousand passengers for the first four months of 2009

18.05.2009

For the period of January-April, 2009 UTair Aviation carried 817,564 passengers.
More than 2536 tons of cargo and 403 tons of mail were carried by transport aircraft during the first four months of the year 2009.
The revenue flight time of the Company fixed-wing aircraft totaled to 36,063 flight hours.
UTair helicopters accumulated 17,270 flight hours, which exceeds the corresponding figures of the previous year by 10,1%.
In January-April 2009, UTair helicopters carried more than 6,313 tons of cargo, which is by 24,2% more than in the previous year.

In accordance with UTair Business Plan, fixed-wing aircraft and helicopters operated by the Company are going to fly 257,8 thousand hours in 2009. Passenger aircraft are to carry 3,7 million passengers. UTair Aviation is going to operate helicopters both in Russia and in ten foreign countries. The export of helicopter services is expected to increase by 23,2%. It is planned to operate more than 100 fixed-wing aircraft and 150 helicopters of different types and classes in order to carry out the operational program.

The table below specifies headline operating figures of the Company for the period of January-April, 2009.

№	Operating Figures	Unit of Measurement	January – April, 2008	January – April, 2009	Relative divergence, %
	Transport Aircraft				
	Passenger traffic	thousand passenger kilometers	1 358 708,1	1 263 278,2	93
	Number of passengers carried	people	926 850	817 564	88,2
	Flying time	hours	44 388	36 063	81.2
	Mail carried	tonnes	807.1	403.9	50.0
	Cargo Carried	tonnes	3 493.3	2 536.5	72.6
	Helicopter Operations				
	Flying time	hours	15 687	17 270	110.1
	Cargo carried	tonnes	5 083.2	6 313.1	124.2

16. **EX-IM Bank Became a Guarantor for a Loan For UTair Aviation.**



EX-IM bank became a guarantor for loan for utair aviation JSC

10.06.2009

Export Import Bank of the United States, Ex-Im Bank has become a guarantor for a loan which is granted to UTair Aviation JSC (UTair Aviation) by one of the American financial institutions.

UTair Aviation will use the funds gained under the granted credit to purchase seven medium-range Boeing 737-500 aircraft. At the present moment there are nine aircraft of this type in the Company fleet. Purchasing of new aircraft and their further placing in operation will enable UTair Aviation JSC to continue its activity on expanding the route network and to increase the passenger traffic. Moreover, this credit will allow UTair Aviation JSC to put into life a range of other investment projects regarding the fleet renewal.

While making a decision with regard to the provision of its financial support to UTair Aviation JSC, Ex-Im Bank conducted a multi-side audit of the Company and its affiliates. A corresponding credit rating was assigned to UTair Aviation JSC on the basis of the audit results. This proves the Company financial reliability and its market stability. "The approval gained by UTair Aviation from one of the most powerful western credit agencies became another proof of the Company financial soundness and reliability", - underlines Andrey Martirosov, Chief Executive Officer of UTair Aviation JSC.

UTair Aviation JSC is one of the three leading air carriers in the Russian Federation with regard to domestic passenger traffic. The results of year 2008 show that more than 3,2 million persons used the Company services. UTair fleet is comprised of more than 355 fixed-wing and rotor aircraft of different types. The Company aircraft perform around 200 scheduled flights per day to 65 cities both of the Russian Federation and foreign states. UTair Aviation JSC has an impeccable credit history, publishes its accounting documents in accordance with both Russian and International Accounting Standards (Ernst & Young is the UTair Group auditor for International Accounting Standards), and is implementing an extensive fleet renewal program.

Export Import Bank of the United States – is an independent export credit agency of the USA, which specializes in providing financing for the US export operations around the world, as well as in crediting, providing loan guarantees and insurances. In year 2008 Ex-Im Bank acted as a guarantor for financial support of a range of deals totaling to 14,4 bln USD. Owing to the guarantees provided by Ex-Im Bank in the previous year, airlines from 15 different states were granted credits for the total amount of 5,5 bln USD for purchasing of USA-manufactured civil aircraft.

17. **UTair Shows Growth of its Headline Operating Figures.**

18. **UTair Shareholders Adopt the Company's Annual Report.**



UTair shows growth of its headline operating figures

18.06.2009

The headline operating figures, which illustrate UTair Aviation activities in May 2009, have exceeded the operating figures of the similar period of 2008.

Despite a decrease in transportations which is currently observed in aviation industry, UTair Aviation carried more than 282,188 passengers in May, 2009 which exceeds the corresponding figures of the previous year by 6,6%. Another key industry index – amount of passengers carried by the Company – has grown by 13,5% versus May, 2008 and now totals to 457,6 million passenger kilometers. At the same time passenger load factor of the Company flights in May, 2009 amounted to 72,2%, which makes an increase of 5,2 points in comparison with the similar period of the previous year.

The helicopter division of the Company also shows a stable growth in operating figures. UTair helicopters have accumulated 8 382 FH, which exceeds the corresponding figures of the previous year by 11,9%. For the accounting period the Company helicopters have carried more than 6 381 tons of cargo, thus exceeding May 2008 figures by 21, 8%. Summarizing the results of the first five months of 2009, UTair helicopter flight time exceeded the headline figures of the previous year by 10,7% and totaled to 25 652 FH, and the cargo carried by the Company aircraft amounted to 12 694 tons, which makes a 23% rise in comparison with January-May, 2008.

In spring-summer UTair scheduled flights will connect 65 cities in Russia and abroad. The summer operational program includes over 100 fixed wing aircraft of various types performing more than 200 flights each day. In the spring-summer 2009 the Company has launched a number of new flights namely along the following routes: Samara-Tel Aviv, Moscow - Mineralnye Vody, St.Petersburg – Kaliningrad and some others. In accordance with UTair Business Plan, fixed-wing aircraft and helicopters operated by the Company are going to fly 257,8 thousand hours in 2009. Passenger aircraft are to carry more than 3 million passengers. UTair Aviation is going to operate helicopters both in Russia and in ten foreign countries.

The table below specifies headline operating figures of the Company for the first five months of 2009:

№	Operating Figures	Unit of Measurement	January – May, 2008	January – May, 2009	Relative divergence, %
	Transport Aircraft				
	Passenger Traffic	thousand passenger kilometers	1 761 982,8	1 720 949,2	97,7
	Passengers Carried	persons	1 191 606	1 099 752	92,3
	Mail Carried	tons	968,2	519,5	53,7
	Cargo Carried	tons	4 431,0	3 297,5	74,4
	Revenue Flying Time	flight hours	56 210	47 709	84,9
	Helicopter Operations				
	Revenue Flying Time	flight hours	23 177	25 652	110.7
	Cargo Carried	tons	10 320,5	12 694,3	123,0

UTair shareholders adopt the Company's Annual report

29.06.2009

The annual general meeting of UTair Aviation, JSC (UTair Aviation) shareholders was held in the city of Khanty-Mansiysk on 29 June 2009.

At the meeting the Company shareholders approved the annual report, the annual financial statements and the profit and loss statement for the year 2008, distributed the profit for the year 2008, as well as made the decision on allocation of more than 23 million roubles of dividends to UTair Aviation shareholders.

Based on the results of the year 2008, UTair Aviation is one of the five leading Russian air carriers in terms of the number of transported passengers, the largest Russian helicopter company and one of the leaders in the world helicopter business. According to the data of the annual report for the 12 months of 2008, UTair Aviation carried 3 million 225 thousand passengers thus exceeding the corresponding 2007 figures by 12,2%. The Company's passenger turnover made more than 5 billion passenger-kilometers which is by 12,5% more than in 2007. In 2008 UTair helicopters flight time totaled to 79 280 flight hours which made a 11% rise in comparison with 2007.

UTair Aviation, JSC (UTair Aviation) revenue from its major business activities in 2008 was 32 billion 994 million rubles which exceeds the 2007 figure by 50,9%. According to the financial indicators of the 2008 annual report, the Company's net profit totaled to more than 75 million rubles.

Notwithstanding the global financial crisis, the Company managed to accomplish its production tasks which had been set for 2008. UTair Aviation actively developed its route network: it launched scheduled flights from Moscow to Baku, Krasnoyarsk, Palanga, Nizhnekamsk, Krasnodar, Volgograd, Magnitogorsk, as well as from St. Petersburg to Archangelsk and Yekaterinburg. In accordance with its fleet modernization program the Company started to operate nine Boeing 737-500 aircraft, whereas the fleet of regional ATR-42 aircraft increased and currently totals 12 aircraft. UTair also started to operate ATR-72 aircraft with increased passenger capacity. Moreover, the Company entered into agreements with helicopter manufacturers: it signed an agreement with Eurocopter for delivery of new EC 175 helicopters and an agreement with "Ulan-Ude Aircraft Plant" JSC for delivery of 40 Mil-171 helicopters.

In 2008 the Company successfully underwent IOSA audit (IATA Operational Safety Audit) and based on the results of the audit it became a member of International Air Transport Association (IATA). Thus, UTair proved its compliance with high international standards.

At the annual meeting new Supervisory board and Auditing Commission members were elected. Mr. Andrey Martirosov who has been the head of UTair Aviation since 1999 was elected the Chief Executive Officer for the seventh time.

The shareholders appointed the Company auditors for 2008: Rosexpertiza Ltd. to be responsible for the audit of financial and business operations of UTair Aviation JSC for compliance with the legal acts of the Russian Federation, and KPMG ZAO – for compliance with the international accounting standards. Furthermore, the annual meeting approved participation of UTair Aviation in the Helicopter Industry Association (HIA), a non-profit company uniting all leading helicopter manufacturers and operators in Russia.

In 2009 UTair Aviation continued its fleet modernization program and route network extension. During the current year the Company is planning to introduce 15 new flights. Popular flights from Moscow to Novosibirsk, Omsk, Barnaul have already been launched, flights from Moscow to Irkutsk, Murmansk, Mineralnye Vody, Krasnodar, Rostov have been resumed and a new international flight form Samara to Tel-Aviv has been introduced. In the course of 2009 Boeing 737 aircraft fleet will be enlarged up to 16 aircraft and ATR fleet up will increase to 17 aircraft. In 2009 the Company is planning to increase the number of transported passengers up to 3,8 million people which is by 15 % more than the corresponding figure of 2008. The Company's helicopter business strategic objectives are to increase the scope and geography by means of the promising regions (South American countries, countries where the Company has its affiliates - UTair South Africa, UTair India and UTair Europe, as well as the Russian Federation regions, namely the Republic of Sakha (Yakutia), Irkutsk Region, Krasnoyarsk Region).